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September 29, 2014 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549	Brussels	New York
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Attn:	Susan Block

Division of Corporation Finance

Re:	USD Partners LP

Amendment No. 1

Registration Statement on Form S-1

Filed September 22, 2014

File No. 333-198500

Ladies and Gentlemen:

This letter sets forth the responses of USD Partners LP (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 26, 2014 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Partnership on September 22, 2014, File No. 333-198500 (the “Registration Statement”). The Partnership hereby submits as Exhibit A hereto for the Staff’s review certain pages of Amendment No. 2 to the Registration Statement.

For your convenience, the Partnership has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is its response.

Overview, page 2

1.	We note the disclosure that the approval of Energy Capital Partners is required for the sales or acquisitions of any assets by USD or its subsidiaries, including you. In an appropriate place in the document, please quantify those thresholds as they may apply to you, to the extent practicable.

Response: The Partnership will revise the Registration Statement to clarify that asset sales that are in the ordinary course of business do not require the approval of Energy Capital Partners and to provide the requested thresholds for securities acquisitions that would require the approval of Energy Capital Partners. Please see the proposed revision to page 152 of Registration Statement for the specific thresholds for securities acquisitions, and conforming revisions to pages 3, 10, 35, 105, 130, 136 and 164 of the Registration Statement included in Exhibit A.

September 29, 2014

Risk Factors, page 28

We may choose to conduct, page 59

2.	We note the disclosure here that you are seeking a ruling from the IRS and that Latham is unable to opine as to the qualifying nature of the income generated by certain portions of your business related to the railcar fleet services. Please update us as to the status of this IRS request. It does appear however that Latham has opined on this under “Partnership Status,” at page 193. Please revise for consistency or advise.

Response: The Partnership respectfully advises the Staff that the requested private letter ruling from the IRS remains pending and no update on the status of the request can be made at this time. The Partnership has revised the Registration Statement to clarify that if the IRS does not grant a favorable private letter ruling, the Partnership anticipates that it will conduct the portion of its business that is the subject of the private letter ruling request in a subsidiary that is treated as a corporation for U.S. federal income tax purposes. Please see the proposed revision to page 194 of the Registration Statement included in Exhibit A.

Energy Capital Partners’ Right to Sell, page 152

3.	Please briefly disclose Energy Capital Partners’ right to sell USD or its interests in USD, as discussed here, in the summary as well.

Response: The Partnership will revise the Registration Statement to briefly disclose in the summary section Energy Capital Partners’ right to sell USD or its interests in USD. Please see the proposed revisions to pages 2 and 130 of the Registration Statement included in Exhibit A.

*    *    *    *

September 29, 2014

In connection with the above responses to the Staff’s comments, the Partnership has represented to us that it acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 546-7418 or Keith Benson at (713) 546-7459.

Very truly yours,

USD Partners LP

By:	/s/ Sean T. Wheeler
Sean T. Wheeler of Latham & Watkins LLP

Cc:	Daniel K. Borgen

USD Partners LP

Keith Benson

Latham & Watkins LLP

Douglas E. McWilliams

Vinson & Elkins L.L.P.

Exhibit A

[See attached]